Exhibit A

CERAGON NETWORKS REPORTS 2021 THIRD QUARTER
FINANCIAL RESULTS

Q3 2021 Financial Highlights:

•	Revenues of $76.1 million

•	Operating income of $2.9 million on a GAAP basis, or $4.0 million on a non-GAAP basis

•	EPS of $0.00 per diluted share on a GAAP basis, or $0.02 per diluted share on a non-GAAP basis

Q3 2021 Business Highlights:

•	Strong bookings in North America, India and Europe; book-to-bill above 1

•	Eighteen 5G design wins to date, across all geographies

•	North America:

o	Strong quarter, especially in regards to Tier 1 activity

o	5G-related bookings accounted for over 50% of all North American bookings year-to-date

•	Europe: 5G-related bookings accounted for over 35% of all European bookings year-to-date

•	India: Continued healthy demand for network upgrades and expansion

Little Falls, New Jersey, November 1, 2021 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today reported its financial results for the third quarter ended September 30, 2021.

Doron Arazi, CEO, commented: “I’m pleased to report a successful third quarter. We experienced significant growth in our revenues and returned to profitability. Across different regions, we enjoyed sustained robust bookings, the addition of new customers, and the increase in our backlog, giving us confidence for the remainder of the year. We achieved new 5G design wins. Against the backdrop of the ongoing challenges in component and shipping industries, we are doing the utmost to support our customers in meeting their goals, even on account of increased costs for us.

At Ceragon, we operate with a vision to create equal digital opportunities for all people around the world. We do this by bringing communication capabilities everywhere. We are pleased to see operators and network providers on accelerated schedules, and more governments working to bring better communication infrastructure to rural areas. They all want the highest quality solution and they all want it fast. We are proud that we are able to meet most of their demands.”

Primary Third Quarter 2021 Financial Results:

Revenues were $76.1 million, up 7.8% from $70.6 million in Q3 2020 and up 10.9% from $68.6 million in Q2 2021. The increase from Q3 2020 is mainly attributed to stronger sales in India.

Gross profit was $23.5 million, giving us a gross margin of 30.9%, compared with a gross margin of 33.4% in Q3 2020 and 31.9% in Q2 2021.

Operating income was $2.9 million compared with $3.4 million for Q3 2020 and $0.5 million for Q2 2021.

Net income (loss) was $0.3 million, or $0.00 per diluted share compared with $1.6 million, or $0.02 per diluted share for Q3 2020 and a net loss of $(1.7) million, or (0.02) per diluted share for Q2 2021.

Non-GAAP results were as follows: gross margin 31%, operating income $4.0 million, and net income $1.4 million, or $0.02 per diluted share.

Cash and cash equivalents were $27.2 million at September 30, 2021, compared to $28.7 million at June 30, 2021.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue breakout by geography:

Q3 2021
India	35%
North America	14%
Europe	15%
Latin America	21%
APAC	9%
Africa	6%

Outlook

We continue to be confident about our revenue growth in 2021 and still expect it to be on the higher end of our annual revenue guidance, which is between $275-$295 million. That said, the global component and shipping challenges still create fluctuations in our quarterly revenues, and influence our gross margin. Despite these challenges, we expect our net income for the second half of 2021, on a non-GAAP basis, to be around break-even.

Conference Call

The Company will host a Zoom web conference today at 9:00a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking the following link:

https://touchconference.zoom.us/webinar/register/WN_5m6xCaaiSeeZ8vpykUBDhQ

All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. With a vision to create equal digital opportunities for all people around the world, we bring communication capabilities everywhere by delivering robust, fiber-like wireless connectivity. We help operators and other service providers to increase operational efficiency and enhance end-customers’ quality of experience with quick-to-deploy wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies, and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provide highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 140 countries. For more information please visit: www.ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the continued effect of the COVID-19 pandemic on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations; the continued effect of the uprise in shipping costs and decrease in shipping slots availability (which is partially associated to the COVID-19 effects) on the global markets and on the markets in which we operate, including price erosion, late deliveries and the risk of damages and orders cancellation created thereby; the continuing impact  of components shortage due to the global shortage in semiconductors and chipsets, which could continue to cause delays in deliveries of our products and delays in the deployment of wireless communication networks by our customers, slowdowns and other adverse effects on our industry and the risk of damages and orders cancellation created thereby, as well as price erosion due to constant price increase, payment of expedite fees and inventory pre-ordering and procurement acceleration; the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable, including delay in the tape-out of our new chipset; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com

-Tables Follow-

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Revenues	$76,115	$70,581	$213,006	$188,879
Cost of revenues	52,600	47,003	147,460	134,789

Gross profit	23,515	23,578	65,546	54,090

Operating expenses:
Research and development, net	6,713	7,329	21,678	21,389
Sales and Marketing	8,550	7,986	24,483	24,459
General and administrative	5,316	4,909	15,606	14,350

Total operating expenses	$20,579	$20,224	$61,767	$60,198

Operating income (loss)	2,936	3,354	3,779	(6,108)

Financial expenses and others, net	2,375	1,395	5,228	3,167

Income (loss) before taxes	561	1,959	(1,449)	(9,275)

Taxes on income	295	277	1,167	1,057
Equity loss in affiliates	-	98	-	441

Net income (loss)	$266	$1,584	$(2,616)	$(10,773)

Basic net income (loss) per share	$0.00	$0.02	$(0.03)	$(0.13)
Diluted net income (loss) per share	$0.00	$0.02	$(0.03)	$(0.13)

Weighted average number of shares used in computing basic net income (loss) per share	83,717,482	81,277,995	83,245,798	81,019,808

Weighted average number of shares used in computing diluted net income (loss) per share	84,636,726	82,000,357	83,245,798	81,019,808

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30, 2021	December 31, 2020
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$27,235	$27,101
Trade receivables, net	109,863	107,388
Other accounts receivable and prepaid expenses	18,175	14,755
Inventories	53,203	50,627

Total current assets	208,476	199,871

NON-CURRENT ASSETS:
Deferred tax assets	8,543	8,279
Severance pay and pension fund	5,759	6,059
Property and equipment, net	28,885	31,748
Operating lease right-of-use assets	21,830	6,780
Intangible assets, net	5,834	6,117
Other non-current assets	16,089	13,565

Total non-current assets	86,940	72,548

Total assets	$295,416	$272,419

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$62,435	$63,722
Deferred revenues	3,028	3,492
Short-term loans	11,900	5,979
Operating lease liabilities	4,450	3,183
Other accounts payable and accrued expenses	25,048	24,048

Total current liabilities	106,861	100,424

LONG-TERM LIABILITIES:
Accrued severance pay and pension	11,024	11,601
Deferred revenues	9,155	7,495
Operating lease liabilities	17,973	3,840
Other long-term payables	2,740	2,933

Total long-term liabilities	40,892	25,869

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	224	218
Additional paid-in capital	427,311	420,958
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(10,274)	(8,068)
Accumulated deficits	(249,507)	(246,891)

Total shareholders' equity	147,663	146,126

Total liabilities and shareholders' equity	$295,416	$272,419

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Cash flow from operating activities:
Net income (loss)	$266	$1,584	$(2,616)	$(10,773)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,959	2,728	8,788	8,112
Loss from sale of property and equipment, net	6	-	73	-
Stock-based compensation expense	1,034	384	1,671	1,251
Increase (decrease) in accrued severance pay and pensions, net	220	122	(284)	(166)
Decrease (increase) in trade receivables, net	(2,825)	(10,927)	(2,588)	8,178
Increase in other accounts receivable and prepaid expenses (including other long term assets)	(1,848)	(660)	(7,720)	(5,379)
Decrease in operating lease right-of-use assets	945	1,286	3,393	3,862
Decrease (increase) in inventory, net of write off	(1,389)	1,384	(3,435)	8,910
Decrease (increase) in deferred tax asset, net	(139)	73	(264)	(36)
Decrease in trade payables	(2,402)	(310)	(265)	(5,089)
Increase (decrease) in other accounts payable and accrued expenses (including other long term liabilities)	3,460	1,165	(186)	(134)
Decrease in operating lease liability	(843)	(1,129)	(3,042)	(4,046)
Increase (decrease) in deferred revenues	(111)	1,075	1,196	1,878
Net cash provided by (used in) operating activities	$(667)	$(3,225)	$(5,279)	$6,568

Cash flow from investing activities:
Purchase of property and equipment	(2,316)	(1,166)	(6,247)	(4,804)
Proceeds from sale of property and equipment	-	-	200	-
Purchase of intangible assets	(20)	(64)	(20)	(343)
Net cash used in investing activities	$(2,336)	$(1,230)	$(6,067)	$(5,147)

Cash flow from financing activities:
Proceeds from exercise of options	730	293	4,688	847
Proceeds from (repayment of) bank credits and loans, net	900	(1,800)	6,900	3,279
Net cash provided by (used in) financing activities	$1,630	$(1,507)	$11,588	$4,126

Translation adjustments on cash and cash equivalents	$(62)	$(50)	$(108)	$(331)
Increase (decrease) in cash and cash equivalents	$(1,435)	$(6,012)	$134	$5,216
Cash and cash equivalents at the beginning of the period	28,670	35,167	27,101	23,939
Cash and cash equivalents at the end of the period	$27,235	$29,155	$27,235	$29,155

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

GAAP cost of revenues	$52,600	$47,003	$147,460	$134,789
Stock based compensation expenses	(89)	(32)	(160)	(92)
Paycheck protection program	-	-	306	-
Changes in indirect tax positions	(2)	(1)	(5)	(3)
Non-GAAP cost of revenues	$52,509	$46,970	$147,601	$134,694

GAAP gross profit	$23,515	$23,578	$65,546	$54,090
Gross profit adjustments	91	33	(141)	95
Non-GAAP gross profit	$23,606	$23,611	$65,405	$54,185

GAAP Research and development expenses	$6,713	$7,329	$21,678	$21,389
Stock based compensation expenses	(73)	(30)	(186)	(129)
Non-GAAP Research and development expenses	$6,640	$7,299	$21,492	$21,260

GAAP Sales and Marketing expenses	$8,550	$7,986	$24,483	$24,459
Stock based compensation expenses	(201)	(167)	(355)	(435)
Paycheck protection program	-	-	673	-
Non-GAAP Sales and Marketing expenses	$8,349	$7,819	$24,801	$24,024

GAAP General and Administrative expenses	$5,316	$4,909	$15,606	$14,350
Retired CEO compensation	-	-	(810)	-
Stock based compensation expenses	(671)	(155)	(970)	(595)
Non-GAAP General and Administrative expenses	$4,645	$4,754	$13,826	$13,755

GAAP operating income (loss)	$2,936	$3,354	$3,779	$(6,108)
Stock based compensation expenses	1,034	384	1,671	1,251
Changes in indirect tax positions	2	1	5	3
Retired CEO compensation	-	-	810	-
Paycheck protection program	-	-	(979)	-
Non-GAAP operating income (loss)	$3,972	$3,739	$5,286	$(4,854)

GAAP financial expenses and others, net	$2,375	$1,395	$5,228	$3,167
Leases – financial income (expenses)	(102)	(157)	(351)	183
Non-GAAP financial expenses and others, net	$2,273	$1,238	$4,877	$3,350

GAAP Tax expenses	$295	$277	$1,167	$1,057
Non cash tax adjustments	53	(76)	(52)	(4)
Non-GAAP Tax expenses	$348	$201	$1,115	$1,053

GAAP equity loss in affiliates	$-	$98	$-	$441
Other non-cash adjustments	-	(98)	-	(441)
Non-GAAP equity loss in affiliates	$-	$-	$-	$-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

GAAP net income (loss)	$266	$1,584	$(2,616)	$(10,773)
Stock based compensation Expenses	1,034	384	1,671	1,251
Changes in indirect tax positions	2	1	5	3
Leases – financial expenses (income)	102	157	351	(183)
Paycheck protection program	-	-	(979)	-
Retired CEO compensation	-	-	810	-
Non-cash tax adjustments	(53)	76	52	4
Other non-cash adjustment	-	98	-	441
Non-GAAP net income (loss)	$1,351	$2,300	$(706)	$(9,257)

GAAP basic net income (loss) per share	$0.00	$0.02	$(0.03)	$(0.13)

GAAP diluted net income (loss) per share	$0.00	$0.02	$(0.03)	$(0.13)

Non-GAAP basic and diluted net income (loss) per share	$0.02	$0.03	$(0.01)	$(0.11)

Weighted average number of shares used in computing GAAP basic net income (loss) per share	83,717,482	81,277,995	83,245,798	81,019,808

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	84,636,726	82,000,357	83,245,798	81,019,808

Weighted average number of shares used in computing Non-GAAP diluted net income (loss) per share	85,270,955	82,244,119	83,245,798	81,019,808